September 23, 2008

VIA EDGAR

Mr. John Reynolds, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Urban Outfitters, Inc.
Form 10-K for the fiscal year ended January 31, 2008
Filed March 28, 2008
File No. 000-22754

Dear Mr. Reynolds:

We respectfully submit this letter in response to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter dated August 21, 2008 concerning our response on August 15, 2008 to the Staff’s prior comment letter dated July 11, 2008. For your convenience, the text of the comment is reproduced below. References in this letter to “the Company,” “we,” “us,” “our” or “ours” refer to Urban Outfitters, Inc. and its consolidated subsidiaries.

Executive Compensation

1.	We note your response to prior comment one from our letter dated July 11, 2008 and we reissue that comment. In future filings, please disclose the specific performance target for each set criteria or provide us with a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Provide a more detailed explanation for each element as to how it would cause competitive harm. In addition, clarify whether the sales and profit targets are company wide or business unit specific targets.

Response:

We advise the Staff that, in response to the re-issued comment, in future filings we will indicate the specific performance targets applicable to our named executive

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officers for each quantifiable material Company-wide financial measurement for which we publicly disclose results on a historical basis, such as: (i) meeting or exceeding the Company-wide sales plan and profit plan; (ii) achieving a specified target effective tax rate; and (iii) opening a targeted number of stores during both the fiscal year and the fourth quarter.

We further advise the Staff that we will not provide a quantitative discussion of the terms of our confidential performance objectives that we believe are appropriately omitted pursuant to Instruction 1 to Item 402(b) of Regulation S-K and/or Instruction 4 to Item 402(b) of Regulation S-K. As more fully described below, to the extent disclosure of the quantitative terms of a performance target is competitively harmful, we will provide as much detail as possible without creating the reasonable risk of competitive harm to us. In future filings, to the extent we omit performance targets based on Instruction 4 to Item 402(b) of Regulation S-K, we will also disclose how difficult it would be for the named executive officer, or how likely it will be for us, to achieve the undisclosed specific performance target levels, again providing as much detail as necessary without providing information that poses a reasonable risk of competitive harm to us. As stated in our prior letter, we have assumed for purposes of this response letter that our named executive officers will remain the same this year as they were last year.

We operate two business segments, a lifestyle merchandising retailing segment (the “Retail Segment”) and a wholesale apparel segment. Within our Retail Segment, we report on a consolidated basis our Urban Outfitters, Anthropologie, Free People, and Terrain brands, whose merchandise is sold directly to our customers through our stores, catalogs, call centers, and web sites. Our wholesale apparel segment consists of our Free People Wholesale division and Leifsdottir, Anthropologie’s wholesale concept.

Certain Individually-based Targets of our Chief Financial Officer

We believe that disclosing the following individually-based targets for our Chief Financial Officer is either not material to an investor’s understanding, not quantifiable and/or is competitively harmful: (i) meeting or exceeding a target percentage for reducing our “shrink” (i.e. the amount of inventory lost as a result of theft or damage); (ii) planning and executing the expansion of a distribution center; and (iii) managing all operational areas of responsibility, which is further broken down into the following four sub-categories (collectively, the “Operational Targets”), (A) for our call center, the achievement of specified service levels and functioning at or below the call center budget, (B) for our distribution and fulfillment function, the achievement of specified service levels and meeting budget requirements, (C) for our finance function, the successful completion of our financial reports on time and accurately, as well as meeting its budget requirements, and (D) for our loss prevention function, the achievement of specified target levels for loss prevention/merchandise control and operating within budget.

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Target Shrink Reduction Percentage

As stated in our prior letter, we will disclose whether the target shrink reduction percentage was met or exceeded by the executive and explain the difficulty involved in achieving such target. Disclosing the target percentage for shrink reduction itself, however, would be competitively harmful. The target relates to reducing shrink in our retail stores within our Retail Segment and does not include our direct-to-consumer operations. Competitors do not have access to this sub-segment level information because we do not disclose our inventory shrinkage in our public filings. Reducing the amount of our inventory shrinkage is an integral part of our overall confidential business strategy, and is one of the few components of our cost of sales that is not individually determinable by competitors.

Competitors who learn what the target was in Fiscal 2009 (and whether the executive met or exceeded that percentage) would not only know what our goal for shrinkage percentage was, but would also be able to infer approximately what our actual percentage was. Competitors would then have a fairly precise measure for the next fiscal year around which to adjust their pricing and costs to more effectively compete with us. This would lead to improvement of their sales and gross profits to our detriment in the following year, and accordingly, cause us competitive harm.

Distribution Center

The Chief Financial Officer’s target of successfully planning and executing the expansion of a distribution center is not a quantifiable number, but instead is a subjective measure against which he is judged. The Compensation Committee of our Board of Directors uses its discretion to determine whether the goal is met. Accordingly, we cannot quantify the target for disclosure purposes. In addition, the particular distribution center to be expanded relates only to our Retail Segment and does not handle logistics for our wholesale operations.

Operational Targets

We believe that the Operational Targets are immaterial to an investor’s understanding of the Chief Financial Officer’s compensation, in the first instance, because each sub-category constitutes approximately 3% of his overall maximum bonus. Providing a description of these items would add unnecessary length and complexity to our disclosure given the limited importance of each in the scheme of his overall bonus potential. Furthermore, these Operational Targets are of a granular, discrete nature, the level of detail of which is not disclosed in our public filings. An investor therefore has no context by which to judge the results achieved or the degree of difficulty in achieving them.

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All four operational areas comprising this portion of the Chief Financial Officer’s performance bonus—call center, distribution and fulfillment, finance, and loss prevention—include both a targeted level of achievement specific to a key aspect of the area’s function within the Company and an additional requirement that the area operate within its departmental budget.

Service Level Targets

Our call center handles direct-to-consumer selling for each of the brands in our Retail Segment. Accordingly, call center data is relevant only to that segment and then only to a specified distribution channel within that segment. Our distribution and fulfillment centers handle supply chain logistics for certain of our merchandise. We do not report details of target service levels for our call center and distribution and fulfillment functions in our public filings. The targets are based on our subjective assessment of what levels will most improve or maintain our functionality and operations, and are not financially-derived measurements that would be relevant to an investment decision.

Similarly, whether our financial reports are successfully completed “on time” and “accurately” is relevant only to us, since only we know what the timing must be to ensure our enterprise-wide financial reporting. There are many components involved in our overall reporting, none of which are reported in our public filings. Knowing the functional steps taken behind-the-scenes at our organization that ultimately lead us to meet our financial reporting obligations is not material to an investment decision. Disclosing the granular information behind the Operational Targets would provide competitors with another window into our “core competencies,” (i.e. the many small steps that we have indentified will, when taken successfully in conjunction with one another, lead to our overall success) that they otherwise would not have. Furthermore, whether the department performs this successfully is a qualitative measure requiring the exercise of discretion that cannot be quantified for disclosure purposes.

The fourth Operational Target is the achievement of specified target levels for loss prevention/merchandise control. The competitive harm that would result from disclosing this target is the same as for inventory shrink reduction, which is set forth above under “Target Shrink Reduction Percentage.”

Budget Requirements for Operational Targets

Whether each operational area meets its budget is relevant only to us, since only we know why our budgets are set at certain levels. The budgets for our different operational areas are components of the selling, general and administrative line item in our financial statements, and as such are of a discrete, granular nature not otherwise

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disclosed in our public filings. Further, we consider budget-setting one of our core competencies that is not relevant to an investment decision.

Certain Individually-based Targets of our General Counsel

Disclosing our General Counsel’s performance target of entering our next fiscal year with a targeted number of signed leases would be competitively harmful. The number of leases we sign during the fiscal year relates only to our retail stores, a sub-segment of our Retail Segment, and is not disclosed in our public filings. Requiring disclosure of the target would therefore result in landlords gaining access to information that we would otherwise guard as confidential.

Our General Counsel negotiates with landlords, and procuring favorable terms is very important to the overall success of our company. Our growth strategy depends on our ability to open and operate new retail stores. The availability of suitable sites for new store locations on acceptable lease terms is a key factor to such profitability. Our stores are located in specialty retail centers, upscale street locations, large metropolitan areas, select university communities, and enclosed malls, and accordingly, we deal with sophisticated landlords. A landlord who knows how many lease signings the executive was financially motivated to accomplish last year could use this information as ammunition in negotiations to obtain more favorable lease terms. Ultimately, less favorable lease terms will lead to a decrease in our profitability.

Certain Sub-segment Related Targets of the President of Urban Outfitters Brand

For Fiscal 2009, 20% of the overall bonus potential for our President of the Urban Outfitters brand was comprised of three separate goals (each goal constituting less than 6.7% of the executive’s overall bonus): (i) increase the penetration of Urban Outfitters own brand apparel to a specified demographic market by a certain percentage; (ii) achieve a specified percentage of income through Urban Europe; and (iii) improve the average dollar inventory turn by a minimum period of time versus the previous year.

Demographic and International Market Penetration Targets

Because we report all four of our brands on a consolidated basis in our Retail Segment, all three of the executive’s individual goals constitute information specific to the Urban Outfitters brand. While we provide information pertaining to overall Urban Outfitters brand sales, we do not disclose Urban Outfitters brand income on a demographic basis or with respect to Urban Europe in our public filings. Therefore, disclosing these targets, even on a historical basis, would provide competitors with harmful information constituting a roadmap of our competitive strategy and insight they

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otherwise would not have into potential new markets, market penetration, and how much market share we believe we can capture.

The entry of new competitors or the expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition, and results of operations. Competitors with information they would not otherwise have regarding our brand expansion targets in certain demographic and international markets could try to bring products to market before the Company, or launch aggressive campaigns to try to match or achieve greater penetration in the target demographic or geographic market the next year. As these are “brand expansion” type targets and are frequently “stretch” or “future-forward” goals, they realistically may not be achieved during Fiscal 2009, but instead may ultimately carry-over to the next fiscal year or beyond. Thus, even providing these targets on a historical basis creates a risk of competitive harm.

Average Dollar Inventory Turn Target

The executive’s average dollar inventory turn time is based only on the Urban Outfitters brand. Average dollar inventory turn time of Urban Outfitters and all of our other brands is confidential. We report only what our “net inventory results” are in our public filings, which is a different metric from average dollar inventory turn. Even those “net inventory results” are reported only on a consolidated basis for the entire Retail Segment. We do not make inventory data for brands available, and therefore publishing it as a performance target would give competitors access to information they otherwise would not have.

Our success depends on our ability to continuously update our merchandise to appeal to our target customers’ changing tastes. Having an ever-changing mix of products available to our customers allows us to adapt our merchandise to prevailing fashion trends and encourages our core customers to visit our stores frequently. Maintaining this constant flow of fashionable merchandise is critically important to the ongoing performance of store and direct-to-consumer operations for Urban Outfitters and each of our other brands. Having a constant flow requires maintaining our inventory turn time. Success in selling inventory at a desired level, especially during peak selling periods, and avoiding being forced to rely on markdowns or promotional sales to dispose of the inventory (or not being able to sell it at all) has a material impact on any retailer’s business, financial condition and results of operations. We therefore believe that keeping our Urban Outfitters’ turn time confidential is essential to one of our key competitive advantages.

A competitor who can attempt to replicate our level of inventory turn for one of our brands is better equipped to compete with that brand because it would have a specific mark by which it can try to beat, thus getting its own products out to market first. Given

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the importance of the speed of introducing new products, this could significantly and adversely affect our sales.

Furthermore, if we are turning our inventory more quickly than others in our industry, a supplier might believe we are asking for unreasonably short lead times. This may result in our suppliers (i) demanding extended lead times; (ii) asking for higher prices on any re-orders (because if our inventory turn is faster than other retailers, the supplier would infer that we might be willing to pay a premium for faster delivery in order to maintain our turn times); and/or (iii) pushing us to take fabric positions that enable suppliers to meet or accelerate our lead times, which could result in fabric write-offs if fashion trends changed. Any of the foregoing issues would negatively impact our sales and profitability. In addition, obtaining merchandise at desired rates contributes to our flow of merchandise. If any supplier relationships are disrupted and we are unable to obtain such merchandise at our typical rates, it will adversely impact sales and profit margin.

In connection with the responses to the comments set forth above, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Glen T. Senk
Glen T. Senk
Chief Executive Officer

cc:	Glen A. Bodzy, Esq.
Walter J. Mostek, Jr., Esq.